UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This Form 6-K is hereby incorporated by reference into the Registration Statements of the Company on Form S-8 (File No. 333-269332) and Registration Statement on Form F-3 (File No.  333-267617). Attached hereto as Exhibit 99.1 is Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of April 30, 2024 and for the Six Months ended April 30, 2024 and April 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2024	Jiuzi Holdings Inc.

	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of April 30, 2024 and for the Six Months Ended April 30, 2024 and 2023
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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